UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number:  001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

500 – 885 Dunsmuir Street

Vancouver, British Columbia V6C 1N5

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date: March 11, 2025	By:	/s/ Matthew Friesen
		Name:	Matthew Friesen
		Title:	Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	News Release dated March 9, 2025 - Bruush Announces Commencement of Litigation against Former Directors and Officers